(fidelity_logo_graphic)(registered trademark)

December 15, 2006

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re: Fidelity Rutland Square Trust (SEC File Nos. 333-109560 / 811-21439)

Ladies and Gentlemen:

On behalf of Fidelity Rutland Square Trust (the "Registrant"), an open-end management investment company, included herewith pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), is Post-Effective Amendment No. 6 to the Registrant's Registration Statement on Form N-1A under the Securities Act and Amendment No. 8 to the Registrant's Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the "1940 Act") (collectively, "PEA No. 6").

The purpose of this filing is to add two new portfolios to the Registrant, which currently offers two portfolios and has a third portfolio to become effective shortly. The new portfolios are PAS International Fidelity Fund of Funds and PAS U.S. Opportunity Fidelity Fund of Funds.

PEA No. 6 is being filed pursuant to Rule 485(a) under the Securities Act, and it is proposed that it shall become effective seventy-five days after filing in accordance with Rule 485(a), or on such earlier date as the Commission may designate.

Should you have any questions or comments regarding the enclosed material, please feel free to contact me directly at (617) 392-0273.

Very truly yours,

/s/ Kenneth R. Earley

Enclosures